UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

OPGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373L109

(CUSIP Number)

Versant Venture Capital III, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415 801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68373L109		13D

1.	Name of Reporting Persons Versant Venture Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 182,879 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 182,879 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,879 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Charles M. Warden (“Warden”) and Robin L. Praeger (“Praeger” and, with VVIII-LLC, VVC-III, VSF-III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Warden, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 68373L109		13D

1.	Name of Reporting Persons Versant Side Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,081 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,081 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,081 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 68373L109		13D

1.	Name of Reporting Persons Versant Ventures III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Brian G. Atwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)     This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)     Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3)     The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Ross A. Jaffe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Samuel D. Colella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Donald B. Milder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)               Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Rebecca B. Robertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Bradley J. Bolzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons William J. Link

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Charles M. Warden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Barbara N. Lubash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

1.	Name of Reporting Persons Robin L. Praeger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 183,960 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 183,960 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,960 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(3) The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP No. 68373L109	13D

Explanatory Note:    This 13D relates to shares of Common Stock, $0.01 par value per share (“Common Stock”), of Opgen, Inc., a Delaware corporation (the “Issuer” or “Opgen”).

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Opgen, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 708 Quince Orchard Road, Suite 205, Gaithersburg, Maryland 20878. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

(a)                                 This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”), Charles M. Warden and Robin L. Praeger (“Praeger” and, with VVIII-LLC, VVC-III, VSF-III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder, Robertson and Warden, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                                 The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c)                                  The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing director of VVIII-LLC, which is the general partner of VVC-III and VSF-III.

(d)                                 During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of VVIII-LLC, VVC-III and VSF-III are incorporated in the state of Delaware and each of the individuals, except for Bolzon is a citizen of the United States.  Bolzon is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

The Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Issuer.  The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 5.         Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly(2)	Sole Voting Power(2)	Shared Voting Power(1)(2)	Sole Dispositive Power(2)	Shared Dispositive Power (1)(2)	Beneficial Ownership(2)	Percentage of Class (3)
VVC-III	182,879	182,879	0	182,879	0	182,879	1.1%
VSF-III	1,081	1,081	0	1,081	0	1,081	0.0%
VVIII-LLC	0	0	183,960	0	183,960	183,960	2.1%
Atwood	0	0	183,960	0	183,960	183,960	2.1%
Bolzon	0	0	183,960	0	183,960	183,960	2.1%
Colella	0	0	183,960	0	183,960	183,960	2.1%
Jaffe	0	0	183,960	0	183,960	183,960	2.1%
Link	0	0	183,960	0	183,960	183,960	2.1%
Lubash	0	0	183,960	0	183,960	183,960	2.1%
Milder	0	0	183,960	0	183,960	183,960	2.1%
Robertson	0	0	183,960	0	183,960	183,960	2.1%
Warden	0	0	183,960	0	183,960	183,960	2.1%
Praeger	0	0	183,960	0	183,960	183,960	2.1%

(1)   Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden, Lubash and Praeger, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III.

(2)   Includes (i) 101,568 shares of Common Stock and a warrant to purchase 81,311 shares of Common Stock, each of which are held by VVC-III; and (ii) 599 shares of Common Stock and a warrant to purchase 482 shares of Common Stock, each of which are held by VSF-III.

(3)   The percentages used herein are calculated based upon 8,645,470  shares issued and outstanding as of November 9, 2018, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.                                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.                                             Materials to be Filed as Exhibits.

Exhibit 1:                                         Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2019

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger

*
Brian G. Atwood

*
Bradley J. Bolzon

*
Samuel D. Colella

*
Ross A. Jaffe

*
William J. Link

*
Barbara N. Lubash

*
Donald B. Milder

*
Rebecca B. Robertson

*
Charles M. Warden

*
Robin L. Praeger

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Opgen, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

February 28, 2019

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger

*
Brian G. Atwood

*
Bradley J. Bolzon

*
Samuel D. Colella

*
Ross A. Jaffe

*
William J. Link

*
Barbara N. Lubash

*
Donald B. Milder

*
Rebecca B. Robertson

*
Charles M. Warden

*
Robin L. Praeger